

October 22, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
Chief Executive Officer and President
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

> **Re:** **Seychelle Environmental Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-SB**
> **Filed October 5, 2007**
> **Form 10-QSB for the period ended May 31, 2007**
> **Filed October 4, 2007**
> **File Nos. 000-29373**

Dear Mr. Palmer:

  We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form 10-SB
Description of the Business, page 3
New Products, page 5

1.   We note your response to comment 3 of our letter dated March 28, 2007. Please revise to disclose when you completed development of Pump N' Pure.

Customers and Competition, page 6

2. We note your response to comment 4 of our letter dated March 28, 2007. We also note that your discussion of the competitive conditions of your business focuses solely on the market for portable filtration bottles. Please revise to disclose the

methods of competition and your competitive position within the home filtration market. See Regulation S-B, Item 101(b)(4).

Risk Factors Related to Our Business, page 7
Competition, page 9

3. We note your response to comment 5 of our letter dated March 28, 2007. Please revise to provide the basis for management's belief that "no company to date has been able to match our technology or our cost."

Executive Compensation page 19

4. We note your response to comment 8 of our letter dated March 28, 2007. Please revise your disclosure under this heading to comply with the new rules adopted by the Commission in its Executive Compensation and Related Person Disclosure rulemaking. For example, your summary compensation table does not comply with the requirements of Item 402(b) of Regulation S-B and you do not provide the narrative disclosure to the summary compensation table required by paragraph (c) to Item 402. In making your revisions, refer to Item 402 of Regulation S-B, as amended, and Securities Act Release No. 8732A (Aug. 29, 2006).

Part II
Recent Sales of Unregistered Securities, page 25

5. We note numerous issuances referring to a sales to a certain number of investors, while the subsequent tabular disclosure indicates that many purchases were made by the same investors. For example, we note that you refer to sales to "twelve (12) individual investors" during the three-month period ended August 31, 2005, while six of the twelve listed sales during this period were to "W. Wright." Please revise your disclosure throughout this section to correct your disclosures, as necessary.

6. Please revise to disclose the cash proceeds raised in your cash issuances, rather than providing the estimated stock value. See Regulation S-B, Item 701(a). If you sold shares for cash to on the same date to different investors at different prices as you appear to have done, for example, on April 13, 2005, please disclose the per share price of the shares sold to each investor.

7. We note your response to comment 10 of our letter dated March 28, 2007. We also note your statement on page 30 that "there was only one offeree in each issuance," despite disclosure that certain issuances were made on the same date to multiple investors. Please revise your discussion of the facts relied upon in claiming exemption for these issuances under Section 4(2) of the Securities Act to

reflect the disclosure in your document. Refer also to Item 701(f) of Regulation
S-B.

Controls and Procedures, page 72

8. We note your response to comment 27 of our letter dated March 28, 2007. Please
    revise to provide updated interim disclosure as of your most recently completed
    fiscal quarter.

Form 10-QSB for the period ended May 31, 2007
General

9. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

Financial Statements
Consolidated Statements of Operations, page 5

10. Please disclose in your footnotes and MD&A the nature and terms of your
    $168,000 claim settlement that you recognized for the three months ended May
    31, 2007.

Item 3 – Controls and Procedures, page 19

11. Please note that disclosure controls and procedures are now defined in Exchange
    Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which
    became effective August 14, 2003. Please revise your disclosures accordingly.

Exhibit 31 – Certifications

12. You disclose in 4(d) that you "disclosed in this report any change in the small
    business issuer's internal control over financial reporting that occurred during the
    small business issuer's most recent fiscal quarter (the small business issuer's first
    quarter in the case of an annual report) . . . ." Please revise to change "first
    quarter in the case of an annual report" to "fourth fiscal quarter in the case of an
    annual report." See Regulation S-B, Item 601(b)(31).

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides

any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David Wagner (*via facsimile* 303/409-7650)
        David Wagner & Associates, P.C.
        8400 East Prentice Avenue
        Penthouse Suite
        Englewood, Colorado 80111